Enerflex Ltd. and Exterran Corporation to Combine, Creating a Premier Integrated Global Provider of Energy Infrastructure and Energy Transition Solutions September 8, 2022

Strategic and Transformational Transaction…

Enerflex to acquire Exterran, creating a premier integrated global provider of energy infrastructure and energy transition solutions[1]

PREMIER GLOBAL PLATFORM

Focused on **three** key growth regions, **expanded** product lines, and excellence in modular energy solutions

BALANCED & PREDICTABLE EARNINGS

>70% of combined entity's pro forma gross margin from recurring sources

OPTIMIZED EFFICIENCY & LOWER COST OF BUSINESS

~US$60MM of anticipated annual run-rate synergies

FINANCIAL FLEXIBILITY

Ample liquidity, targeting **<2.5x** bank-adjusted net debt to EBITDA within **12 to 18 months** of closing

VALUE CREATION

Doubling of EBITDA, **~20% EPS** accretion[2], and **~11% CFPS** accretion, with meaningful excess cash flow generation in 2023+

SUSTAINABILITY-DRIVEN BUSINESS MODEL

Combined cultures and business lines reinforce **focus on sustainability**

1. The closing of the Transaction is subject to obtaining regulatory approvals and approval by shareholders of Enerflex and Exterran and satisfying other conditions that are customary for a transaction of this type, which are fully described in the Merger Agreement that has been entered into by Enerflex, Enerflex US Holdings Inc., and Exterran (the "Merger Agreement") and is available under Enerflex's SEDAR profile at www.sedar.com.
2. EPS accretion subject to final purchase price allocation upon closing.

2

… Designed to Capitalize on Macro Trends Combined company better positioned to meet growing need for low-emission natural gas to support the energy transition and global decarbonization efforts Global natural gas consumption is projected to grow by over 30% by 20501, with production expected to be Projected Global Energy Consumption1 sourced from the key regions in which Enerflex operates. (quadrillion British thermal units) 1,000 “Endless Demand Spurs US Na 750 Shale-Era Highs” 500 ‘EU drafts plan to label gas and nuclear 250 investments as green.” 0 2020 2030 2040 2050 Petroleum and Other Liquids2 Natural Gas Coal Nuclear Renewables “Natural Gas Key to Africa’s Energy Security… … continent needs to increase electricity supply to population.” 1. Source: EIA International Energy Outlook 2021 (October 6, 2021). 2. Includes biofuels.

…Including the Emerging Energy Transition

Enerflex has proven expertise in delivering modular solutions for global decarbonization efforts


High
Low
= Relative Enerflex Total Addressable Market
Market Certainty[1]
Electrification
Bioenergy
CCUS
Hydrogen
Blue H_2
Green H_2 Packaging
Compression
Developing
Customer Relationships[1]
Mature

Market Potential of Carbon Capture, Utilization, and Storage

Capital Expenditures

- To meet Sustainable Development Scenario goal of 800MM tonnes per annum of new CCUS capture capacity, between US$375B and US$650B of CCUS-related capital expenditures are needed by 2030[2]

Annual CCUS Capture Capacity

- Between 2.5 gigatonnes[3] and 3.1 gigatonnes[4] of annual CCUS capture capacity expected by 2040

Total Addressable Market

- Significant value potential, with CCUS market potentially reaching $2T by 2040[5]

Supportive Public Policy Is Developing

- Geographic-specific legislation, including the US Inflation Reduction Act, should promote investment in low-carbon solutions

Proven Expertise

150+	CCUS Projects
3MM HP	e-Compression Installed
20+	Bioenergy Projects
110,000 HP	Hydrogen Compression Installed

1. Based on Enerflex internal analysis.
2. Source: ATB Capital Markets Inc. *"Bet on CCUS as a Vehicle to Reach Climate Goals"* (March 17, 2021).
3. Source: Wood Mackenzie.
4. Source: IEA *"Carbon Capture, Utilization and Storage"*.
5. Source: ExxonMobil *"Energy Factor"*.

Outlook for Combined Company Has Improved Considerably since Transaction Announcement 1 Resilient and diversified business Strong business performance and robust bookings and backlog across combined portfolio 2 Significant synergy capture ~US$60MM in annual run-rate synergies identified through rigorous pre-integration planning Anticipate bringing bank-adjusted net debt to EBITDA ratio 3 Accelerated deleveraging to below 2.5 times within 12 to 18 months of closing Robust demand for natural gas and constructive public policy 4 Energy transition momentum continues to drive energy transition initiatives forward 5

Enhanced Diversification across Key Growth Regions Diversification achieved through highly complementary business lines and expanded offerings to a broader base of customers Pro Forma Revenue Mix by Geography, LTM Q2 20222 22% Latin America 34% Asia Pacific ~$1,800MM 6% Middle East Canada 11% 27% United States 3 Key Geographies 1. Combined business footprint aligns with global natural gas growth areas 100+ Operating Locations 2. Middle East accounts 3 for ~40% of the world’s proven natural gas reserves , with the region’s natural gas1    4 20+ Countries production projected to increase by ~25% by 2050 Pro Forma EFX Relative Natural Gas 3. Latin American natural gas1 production 4 is projected to Geographies Production Growth Forecast, increase by ~25% by 2050 2020—20501 1. Source: EIA International Energy Outlook 2021 (October 6, 2021). 2. Excludes corporate items. 3. Source: BP Statistical Review of World Energy 2021 (July 13, 2021). 4. Middle East, as defined, and Latin America calculated using ‘Mexico and other OECD Americas’ and ‘non-OECD Americas’. 6

7 Operationally Advantaged Transaction will enhance Enerflex’s scale and expand its depth of technical expertise Product Lines Energy Infrastructure Critical energy infrastructure that Enerflex owns, operates, and manages under contract to enable its customers’ operations Engineered Systems Sale of customized modular natural gas-handling and low-carbon solutions Exterran brings expanded capabilities which enable deeper removal of NGLs, oil processing technology, and water treatment applications After-market Services Installation, commissioning, O&M, and parts Global support for all product lines

Transaction Overview

Exterran Acquisition Overview

Creates a Premier Integrated Global Provider of Energy Infrastructure

- Geographic balance with ~25-35% of revenues from each of North America, the Middle East, and Latin America
- Accesses a larger, more diverse opportunity set for global energy infrastructure and energy transition solutions

Significantly Improves Efficiencies

- Consolidation drives significant operational and SG&A synergies
- Revised target of at least US$60MM of annual run-rate synergies within 12 to 18 months of closing

Long-term Stable Capital Structure

- Fully committed debt capital structure of US$700MM revolving credit facility and US$925MM High-yield Bridge/High-yield Notes supports full repayment of existing notes and revolving credit facilities
- Targeting <2.5x bank-adjusted net debt to EBITDA within 12 to 18 months of closing

Accelerates Growth of Recurring Revenues

- Approximately doubles adjusted EBITDA, with ~20% EPS[1] accretion and ~11% CFPS accretion for Enerflex shareholders
- Accelerates asset ownership strategy, with >70% of the combined entity's pro forma gross margin from recurring sources, strengthening its margin profile and reducing cyclicality

Enhanced Size and Scale

- Meaningfully enhanced scale with pro forma 2023e adjusted EBITDA of US$380MM to US$420MM, inclusive of synergies
- Significant cash flow in 2023+ provides capital allocation flexibility:
  Enerflex will prioritize balance sheet strength, sustainable shareholder returns, and disciplined growth

Commitment to Sustainability

- Combined entity's business lines, including energy transition and water solutions, reinforce its commitment to sustainability
- Products support a global transition toward a lower carbon future

1. EPS accretion subject to final purchase price allocation upon closing.

9

Accelerated Growth in Recurring Gross Margin

Increased contribution from recurring sources enhances business resiliency

2022e Pro Forma Gross Margin before Depreciation and Amortization[1]


US$540MM - US$600MM
Engineered Systems
~20 - 30%
Service
~15 - 20%
Energy Infrastructure
~55 - 60%

>70% of pro forma gross margin will come from recurring sources

	Gross Margin %	Key Business Drivers
Engineered Systems Product Sales	10 - 20%	Growing demand for new infrastructure to support natural gas, energy transition, and water initiatives
Service	20 - 25%	Support large installed base of equipment and energy infrastructure
Energy Infrastructure BOOM ECO Contract Compression	55 - 65%	Long-term take-or-pay contracts with national or integrated oil companies Demand for Contract Compression driven by growth in and maintenance of natural gas production

1. Non-IFRS measure that is not a standardized financial measure under IFRS and may not be comparable to similar non-IFRS measures disclosed by other issuers.

10

Synergies Accelerate Cash Flow Generation Expect to capture at least US$60MM annual run-rate synergies from operational efficiencies and reductions in overhead Overhead • Optimized structuring of management and corporate support teams At least $8MM US$60MM Operating Efficiencies $50MM Annualized Synergies • Economies of scale in information technology, (at June 30, 2022) $2MM consulting, and advertising • Optimized travel, education, and training expenses Other • Reduced board of director and governance fees • Economies of scale in audit and tax fees 11

Engineered Systems Backlog Provides Earnings Visibility Strong market fundamentals are driving solid Engineered Systems bookings and a growing backlog Combined Engineered Systems Backlog2 (US$MM) • Backlog is monitored as an indicator of future revenue and business activity levels for Engineered Systems 1,746 Enerflex Exterran • Backlog is typically converted to revenue in ~12 to 18 months, and cancellations 1 from backlog have historically been ~1% • Combined backlog of ~US$1,083MM2 as of 1,083 June 30, 2022 grew by 75% or US$463MM 996 year-over-year 2 758 • Enerflex recorded ~US$243MM in bookings in Q2 2022 and grew its backlog to 578 ~US$571MM2 as of June 30, 2022 – the 532 Company’s largest backlog in three years • Enerflex has recorded ~Cdn$175MM of bookings in Q3 2022 to date YE 2017 YE 2018 YE 2019 YE 2020 YE 2021 Q2 2022 Note: Enerflex figures converted to USD figures at period-end FX rates of 0.7981 for 2017, 0.7322 for 2018, 0.7712 for 2019, 0.7849 for 2020, 0.7917 for 2021, and 0.7752 for Q2 2022. 1. Source: Company records from 2011 to Q2 2022. 2. Backlog and bookings figures per Enerflex and Exterran’s respective public filings. 12

2022 Capital Spending Overview[1]

Large 2022 capital program is expected to deliver several high-quality projects, which are underpinned by long-term contracts

Total capital expenditures and work-in-progress spending of US$420MM to US$470MM planned for 2022

- Growth capital and work-in-progress expenditures for projects that are underwritten by contracted payments
- Work-in-progress relates to in-flight manufacturing projects, including the construction of finance leases

Committed Capital Expenditures and Work-in-progress ($US MM)



388
176
86
200-220
180-200
40-50
2019
2020
2021
2022e
Enerflex
Exterran
Pro Forma Maintenance
Pro Forma WIP
Pro Forma Growth

	Cryogenic Gas Plant	Compression & Processing	Water Project #1	Water Project #2	Contract Compression Fleet
Company	Exterran	Enerflex	Exterran	Exterran	Enerflex
Counterparty	Consortium	NOC	NOC	NOC	Various
Geography	Middle East	Middle East	Middle East	Middle East	USA
Project Type	Product Sale	BOOM	BOOM	BOOM	Contract Compression
Total Capital or Work-in-progress	~US$180MM - $US200MM		~US$200MM - US$220MM		
Categorization	Pro Forma Work-in-progress		Growth Capital		
Commitment	Non-discretionary	Non-discretionary	Non-discretionary	Non-discretionary	Discretionary
Estimated Completion	H1 2023	H2 2022	H1 2023	H1 2023	2022
Contract	Product sale	10-year Take-or-pay	10-year Take-or-pay	5-year Take-or-pay	12 - 36 months

1. Source: Enerflex and Exterran as per reported financials as at December 31, 2021, 2020, and 2019. Enerflex figures converted to USD figures at period-end FX rates of 0.7712 for 2019, 0.7849 for 2020, and 0.7917 for 2021.

13

Pro Forma Outlook

Funding of in-flight growth projects will result in near-term call on cash before meaningful excess cash flow generation in 2023+

Adjusted EBITDA ($US MM)



476
286
259
355-405
380-420
2019
2020
2021
2022e
2023e
Enerflex
Exterran
Synergies
Pro Forma (before synergies)

Committed Capital Expenditures and Work-in-progress[1] ($US MM)



388
176
86
200-220
180-200
40-50
40-50
2019
2020
2021
2022e
2023e
Enerflex
Exterran
Pro Forma Maintenance
Pro Forma WIP
Pro Forma Growth

2022e Cash Flow ($US MM)



470-500
355-405
Capital Expenditures
Work-in-progress
Net Working Capital
Finance Costs
Income Taxes
Dividends
Net Expenditures
Adjusted EBITDA

2023e Cash Flow ($US MM)



170-210
380-420
Maintenance Capital
Work-in-progress
Net Working Capital
Finance Costs
Income Taxes
Dividends
Net Expenditures 2
Adjusted EBITDA
Excess cash flow will prioritize:
Balance sheet strength
Sustainable shareholder returns
Disciplined growth

Note: Synergy capture is subject to timing considerations of being realized within 12 to 18 months of closing.

1. Work-in-progress relates to in-flight manufacturing projects, including costs related to the construction of finance leases. Enerflex figures converted to USD figures at period average FX rates of 0.7536 for 2019, 0.7454 for 2020, and 0.7978 for 2021.
2. Does not include discretionary growth capital expenditures.

14

Capital Structure

Long-term, stable capital structure with ample liquidity

Capital Structure

- **US$700MM** 3-year secured Revolving Credit Facility
  - Favourable covenant structure[1]
- **US$925MM** 5-year High-yield Bridge Facility potentially replaced by high-yield bond issuance
  - Committed Bridge Facility provides interim financing to support the takeout of the existing Exterran credit facility, Exterran high-yield notes, Enerflex private placement notes, Enerflex asset-based facility, and all associated costs and fees
  - Permanent financing expected through high-yield notes issuance prior to Transaction closing

Credit Ratings

- S&P and Fitch have assigned initial credit rating for pro forma Enerflex at BB- (stable)

	June 30, 2022		
US$ millions	**Enerflex**	**Exterran**	**Pro Forma[2]**
Total Secured Debt	21	336	
Total Unsecured Debt	250	350	
New Revolver / New Bridge Facility			984
Total Debt	**271**	**686**	**984**
Cash	114	57	102
Net Debt	**157**	**629**	**882**
Total Debt / LTM Q2 2022 Adjusted EBITDA[3]	2.1x	4.2x	2.8x
Net Debt / LTM Q2 2022 Adjusted EBITDA[3]	1.2x	3.9x	2.5x

1. Bank-adjusted total net debt to EBITDA covenant of 4.5x to step down to 4.0x by the fourth quarter of 2023.
2. Combined statement of financial position as at June 30, 2022 presents the financial positions of Enerflex and Exterran giving pro forma effect to the Transaction as if these events occurred on June 30, 2022; Enerflex figures converted to USD figures at period-end FX rate of 0.7760 at June 30, 2022.
3. Includes US$60MM of estimated run-rate synergies expected to be realized within 12 to 18 months of closing.

15

Post-transaction Capital Allocation Priorities 1 2 3 4 Maintain strong balance Pay a sustainable Focus disciplined growth Accelerate the return of sheet and ample liquidity dividend investments on full-cycle capital to shareholders earnings and return of once leverage target is Targeting bank-adjusted net debt to EBITDA of less than 2.5x within capital to shareholders achieved 12 to 18 months of closing 16

Strategic and Transformational Transaction

Enerflex to acquire Exterran, creating a premier integrated global provider of energy infrastructure and energy transition solutions[1]

PREMIER GLOBAL PLATFORM

Focused on **three** key growth regions, **expanded** product lines, and excellence in modular energy solutions

BALANCED & PREDICTABLE EARNINGS

>70% of combined entity's pro forma gross margin from recurring sources

OPTIMIZED EFFICIENCY & LOWER COST OF BUSINESS

~US$60MM of anticipated annual run-rate synergies

FINANCIAL FLEXIBILITY

Ample liquidity, targeting **<2.5x** bank-adjusted net debt to EBITDA within **12 to 18 months** of closing

VALUE CREATION

Doubling of EBITDA, **~20% EPS** accretion[2], and **~11% CFPS** accretion, with meaningful excess cash flow generation in 2023+

SUSTAINABILITY-DRIVEN BUSINESS MODEL

Combined cultures and business lines reinforce **focus on sustainability**

1. The closing of the Transaction is subject to obtaining regulatory approvals and approval by shareholders of Enerflex and Exterran and satisfying other conditions that are customary for a transaction of this type, which are fully described in the Merger Agreement that has been entered into by Enerflex, Enerflex US Holdings Inc., and Exterran (the "Merger Agreement") and is available under Enerflex's SEDAR profile at www.sedar.com.
2. EPS accretion subject to final purchase price allocation upon closing.

17

Advisory Statements

Advisory Statements ADVISORY REGARDING FORWARD-LOOKING INFORMATION This presentation contains forward-looking information within the meaning of applicable Canadian securities laws and within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements relate to the respective Management expectations about future events, results of operations, and the future performance (both financial and operational) and business prospects of Enerflex, Exterran, or the combined entity. All statements other than statements of historical fact are forward-looking statements. The use of any of the words “anticipate”, “future”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, “capable”, and similar expressions are intended to identify forward-looking information. In particular, this presentation includes (without limitation) forward-looking information pertaining to: the closing of the Transaction and the timing associated therewith, if at all; the anticipated financial performance of the combined entity, including its expected gross margin; the expected run-rate synergies and efficiencies to be achieved as a result of the Transaction and the quantum and timing associated therewith; anticipated shareholder value; expected accretion to adjusted EBITDA, cash flow per share, and earnings per share for shareholders of Enerflex; excess cash flow beginning in 2023; future capital expenditures, including the amount and nature thereof; Engineered Systems bookings and backlog; crude oil and natural gas prices and the impact of such prices on demand for the combined entity’s products and services; development trends in the oil and gas industry; seasonal variations in the activity levels of certain crude oil and natural gas markets; expectation in respect of excess cash flow following closing of the Transaction; business prospects and strategy; expansion and growth of the business and operations, including position in the Energy Services markets; expectations regarding future dividends; expectations and implications of changes in government regulation, laws, and income taxes; environmental, social, and governance, and energy transition matters; the receipt of all necessary approvals including the approval of the Enerflex shareholders and Exterran shareholders and the timing associated therewith, if at all; and the successful completion of the Transaction and the anticipated closing date. This forward-looking information is based on assumptions, estimates, and analysis made by Enerflex and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by Enerflex to be reasonable and relevant in the circumstances and in light of the Transaction. All forward-looking information in this presentation is subject to important risks, uncertainties, and assumptions, which are difficult to predict and which may affect Enerflex’s operations, including, without limitation: the satisfaction of closing conditions to the Transaction in a timely manner, if at all; receipt of all necessary regulatory and/or competition approvals on terms acceptable to Enerflex and Exterran; the impact of economic conditions, including volatility in the price of crude oil, natural gas, and natural gas liquids, interest rates, and foreign exchange rates; industry conditions, including supply and demand fundamentals for crude oil and natural gas, and the related infrastructure, including new environmental, taxation, and other laws and regulations; business disruptions resulting from the ongoing COVID-19 pandemic; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; increased competition; insufficient funds to support capital investments required to grow the business; the lack of availability of qualified personnel or management; political unrest; and other factors, many of which are beyond the control of Enerflex. Readers are cautioned that the foregoing list of assumptions and risk factors should not be construed as exhaustive. While Enerflex believes that there is a reasonable basis for the forward-looking information and statements included in this presentation, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ and such differences could be material from those expressed in, or implied by, these statements. The forward-looking information included in this presentation should not be unduly relied upon as a number of factors could cause actual results to differ materially from the results discussed in these forward-looking statements, including but not limited to: the completion and related timing for completion of the Transaction; the ability of Enerflex and Exterran to timely receive any necessary regulatory, shareholder, stock exchange, lender, or other third-party approvals to satisfy the closing conditions of the Transaction; interloper risk; the ability to complete the Transaction on the terms contemplated by Enerflex and Exterran, or at all; the ability of the combined entity to realize the anticipated benefits of, and synergies from, the Transaction and the timing and quantum thereof; consequences of not completing the Transaction, including the volatility of the share prices of Enerflex and Exterran, negative reactions from the investment community, and the required payment of certain costs related to the Transaction; actions taken by government entities or others seeking to prevent or alter the terms of the Transaction; potential undisclosed liabilities unidentified during the due diligence process; the accuracy of the pro forma financial information of the combined entity; the interpretation of the Transaction by tax authorities; the success of business integration and the time required to successfully integrate; the focus of Management’s time and attention on the Transaction and other disruptions arising from the Transaction; the ability to maintain desirable financial ratios; the ability to access various sources of debt and equity capital, generally, and on acceptable terms, if at all; the ability to utilize tax losses in the future; the ability to maintain relationships with partners and to successfully manage and operate integrated businesses; risks associated with technology and equipment, including potential cyberattacks; the occurrence of unexpected events such as pandemics, war, terrorist threats, and the instability resulting therefrom; risks associated with existing and potential future lawsuits, shareholder proposals, and regulatory actions; and those factors referred to under the heading “Risk Factors” in Enerflex’s Annual Information Form (“AIF”) and Exterran’s Form 10-K, each for the year ended December 31, 2021, and in Enerflex’s MD&A and Exterran’s Form 10-Q, each for the three and six months ended June 30, 2022, available on SEDAR and EDGAR, respectively. The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this presentation is made as of the date of this presentation and, other than as required by law, Enerflex disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise. This presentation and its contents should not be construed, under any circumstances, as investment, tax, or legal advice. 19

Advisory Statements FUTURE-ORIENTED FINANCIAL INFORMATION This news release contains information that may constitute future-oriented financial information or financial outlook information (“FOFI”) about Enerflex, Exterran, and the combined entity’s prospective financial performance, financial position, or cash flows, including annual run-rate synergies, adjusted EBITDA, capital expenditures, total expenditures, gross margin, and bank-adjusted net debt to EBITDA ratio, all of which is subject to the same assumptions, risk factors, limitations, and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Enerflex, Exterran, or the combined entity’s actual results, performance, and achievements could differ materially from those expressed in, or implied by, FOFI. Enerflex and Exterran have included FOFI in this presentation in order to provide readers with a more complete perspective on the combined entity’s future operations and Management’s current expectations regarding the combined entity’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this presentation. Unless required by applicable laws, Enerflex and Exterran do not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events, or otherwise. NO OFFER OR SOLICITATION This presentation is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Transaction or otherwise, nor shall there be any sale, issuance, or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed Transaction, Enerflex and Exterran have filed and will file relevant materials with the SEC. These materials include a Registration Statement containing a proxy statement/prospectus on appropriate form of registration statement regarding each of Enerflex and Exterran, respectively. The proxy statement/prospectus contains, and the definitive proxy statement/prospectus will contain, important information about the proposed Transaction and related matters. The Circular contains a detailed description of the Transaction and is available under Enerflex’s SEDAR profile at www.sedar.com, on EDGAR at www.sec.gov, and on Enerflex’s website at www.enerflex.com. INVESTORS AND SHAREHOLDERS ARE URGED AND ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS AND/OR THE CIRCULAR CAREFULLY BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement, and other relevant materials in connection with the Transaction and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov, and with SEDAR, may be obtained free of charge from the SEDAR website at www.sedar.com. The documents filed by Enerflex with the SEC and SEDAR may also be obtained free of charge on Enerflex’s website at www.enerflex.com. Alternatively, these documents, when available, can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling 1 (403) 387-6377. The documents filed by Exterran with the SEC may be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents, when available, can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling 1 (281) 836-7000. PARTICIPANTS IN THE SOLICITATION Enerflex, Exterran, and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from Exterran’s shareholders in connection with the Transaction. Information about Exterran’s directors and executive officers and their ownership of Exterran’s securities is set forth in Exterran’s definitive proxy statement on Schedule 14A filed with the SEC on March 17, 2021, and may also be obtained free of charge at Exterran’s website at www.exterran.com. Alternatively, these documents can be obtained free of charge from Exterran upon written request to investor.relations@exterran.com or by calling +1.281.836.7000. You may obtain information about Enerflex’s executive officers and directors in Enerflex’s AIF, which was filed with SEDAR on February 23, 2022. These documents may be obtained free of charge from the SEDAR website at www.sedar.com and may also be obtained free of charge at Enerflex’s website at www.enerflex.com. Alternatively, these documents can be obtained free of charge from Enerflex upon written request to Enerflex Ltd., Attn: Investor Relations, Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3, or by calling +1.403.387.6377. Additional information regarding the interests of all such individuals in the proposed Transaction is included in the proxy statement relating to the Transaction as filed with the SEC, as amended. 20

Advisory Statements NON-IFRS AND OTHER FINANCIAL MEASURES Throughout this presentation and in other materials disclosed by the Company, Enerflex employs certain measures to analyze its financial performance, financial position, and cash flow. These non-IFRS measures are not standardized financial measures under IFRS and may not be comparable to similar financial measures disclosed by other issuers. The non-IFRS measures should not be considered to be more meaningful than generally accepted accounting principles measures which are determined in accordance with IFRS, such as net earnings (loss), EBIT, and EBITDA, as indicators of Enerflex’s performance. These non-IFRS and other financial measures have been described and presented in order to provide shareholders, potential investors, and analysts with additional measures for assessing the performance of Enerflex, Exterran, and, where applicable, the pro forma expectations of the combined entity, as applicable, and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. See “Non-IFRS Measures” in Enerflex’s MD&A for the three and six months ended June 30, 2022, available on Enerflex’s website at www.enerflex.com and under Enerflex’s SEDAR profile at www.sedar.com. Adjusted EBITDA The Company’s results include items that are unique and items that Management and users of the financial statements adjust for when evaluating the Company’s performance and results. The presentation of adjusted EBITDA should not be considered in isolation from EBIT or EBITDA, as determined under IFRS. Adjusted EBITDA is a non-IFRS measure and may not be comparable to similar non-IFRS measures disclosed by other issuers. The items that have been adjusted historically for presentation purposes relate generally to five categories: 1. Impairment or gains on idle facilities, excluding rental asset impairments 2. Severance costs associated with restructuring activities and cost reduction initiatives undertaken in response to the COVID-19 pandemic 3. Grants received from federal governments in response to the COVID-19 pandemic 4. Transaction costs related to mergers and acquisitions activity 5. Share-based compensation Enerflex has presented the impact of share-based compensation as it is an item that can fluctuate significantly with share price changes during a period based on factors that are not specific to the long-term performance of the Company. Management believes that identification of these items allows for a better understanding of the underlying operations of the Company based on the current assets and structure. Gross Margin before Depreciation and Amortization Gross margin before depreciation and amortization is a non-IFRS measure defined as gross margin excluding the impact of depreciation and amortization. The historical costs of assets may differ if they were acquired though acquisition or constructed, resulting in differing depreciation. Gross margin before depreciation and amortization is useful to present the operating performance of the business before the impact of depreciation that may not be comparable across assets.    Net Debt Net debt is a non-IFRS measure defined as short- and long-term debt less cash and cash equivalents. Net debt is a commonly used non-IFRS measures to assess overall indebtedness and capital structure. Net debt is a non-IFRS measure to assess overall indebtedness and capital structure. 21

ENERFLEX